UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 23, 2023
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Patrick; Arrived Homes Series Pecan; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Salem; Arrived Homes Series Tuscan; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Centennial; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Dewberry; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Amber; Arrived Homes Series Bayside; Arrived Homes Series Coatbridge; Arrived Homes Series Collinston; Arrived Homes Series Dawson; Arrived Homes Series Elevation; Arrived Homes Series Elm; Arrived Homes Series Forest; Arrived Homes Series Holland; Arrived Homes Series Jupiter; Arrived Homes Series Lennox; Arrived Homes Series Lily; Arrived Homes Series Limestone; Arrived Homes Series Meadow; Arrived Homes Series Odessa; Arrived Homes Series Olive; Arrived Homes Series Ridge; Arrived Homes Series River; Arrived Homes Series Saddlebred; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Weldon; Arrived Homes Series Westchester; Arrived Homes Series Bandelier; Arrived Homes Series Butter; Arrived Homes Series Davidson; Arrived Homes Series Diablo; Arrived Homes Series Dolittle; Arrived Homes Series Ensenada; Arrived Homes Series Grant; Arrived Homes Series KerriAnn; Arrived Homes Series Matchingham; Arrived Homes Series McLovin; Arrived Homes Series Murphy; Arrived Homes Series Oly; Arrived Homes Series Ribbonwalk; Arrived Homes Series Rooney; Arrived Homes Series Scepter; Arrived Homes Series Sigma; Arrived Homes Series Vernon; Arrived Homes Series Delta; Arrived Homes Series Emporia; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Lovejoy; Arrived Homes Series Saint; Arrived Homes Series Tuxford; Arrived Homes Series Wave; Arrived Homes Series Avebury; Arrived Homes Series Chelsea; Arrived Homes Series Hadden; Arrived Homes Series Hollandaise; Arrived Homes Series Otoro; Arrived Homes Series Terracotta; Arrived Homes Series Bedford; Arrived Homes Series Gardens; Arrived Homes Series Jack; Arrived Homes Series Louise; Arrived Homes Series Peanut; Arrived Homes Series Tulip; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Heritage; Arrived Homes Series Heron; Arrived Homes Series Kirkwood; Arrived Homes Series Lanier; Arrived Homes Series Magnolia; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Rosewood; Arrived Homes Series Roxy; Arrived Homes Series Stonebriar; Arrived Homes Series Wisteria; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Madison; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series 101; Arrived Homes Series Hines; Arrived Homes Series Holcomb; Arrived Homes Series Jake; Arrived Homes Series Latte; Arrived Homes Series Ritter; Arrived Homes Series Bazzel; Arrived Homes Series Dunbar; Arrived Homes Series Johnny; Arrived Homes Series June; Arrived Homes Series Kennesaw; Arrived Homes Series Lookout; Arrived Homes Series Osprey; Arrived Homes Series Pioneer; Arrived Homes Series Reynolds; Arrived Homes Series Clover; Arrived Homes Series Collier; Arrived Homes Series Dogwood; Arrived Homes Series Dorchester; Arrived Homes Series Folly; Arrived Homes Series Riverwalk; Arrived Homes Series Walton; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Conway; Arrived Homes Series Creekside; Arrived Homes Series Daisy; Arrived Homes Series Dolly; Arrived Homes Series Henry; Arrived Homes Series Highland; Arrived Homes Series Kenny; Arrived Homes Series Loretta; Arrived Homes Series Sodalis; Arrived Homes Series Spring; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Blossom; Arrived Homes Series Bonneau; Arrived Homes Series Braxton; Arrived Homes Series Camino; Arrived Homes Series Cumberland; Arrived Homes Series Inglewood; Arrived Homes Series Reginald; Arrived Homes Series Richardson; Arrived Homes Series Wellington; Arrived Homes Series Winston; Arrived Homes Series Aster; Arrived Homes Series Marcelo; Arrived Homes Series Marietta; Arrived Homes Series Quincy; Arrived Homes Series Taylor; Arrived Homes Series Chester; Arrived Homes Series Creekwood; Arrived Homes Series Cypress; Arrived Homes Harrison; Arrived Homes Kessler; Arrived Homes Series Mae; Arrived Homes Series Piedmont; Arrived Homes Series Shallowford; Arrived Homes Series Eagle; Arrived Homes Series Falcon; Arrived Homes Series Goose; Arrived Homes Series Hansel; Arrived Homes Series Gretal, Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Chickamauga; Arrived Homes Series Litton; Arrived Homes Series Sequoyah; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Brennan; Arrived Homes Series Dops; Arrived Homes Series Ella; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Korin; Arrived Homes Series Marie; Arrived Homes Series Sajni; Arrived Homes Series Salinas; Arrived Homes Series Sunnyside; Arrived Homes Series Tuscarora; Arrived Homes Series Avondale; Arrived Homes Series Belvedere; Arrived Homes Series Cove; Arrived Homes Series Martell; Arrived Homes Series Fenwick; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Mycroft; Arrived Homes Series Osceola; Arrived Homes Series Sims; Arrived Homes Series Augusta; Arrived Homes Series Bella; Arrived Homes Series Cawley; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Bergenia; Arrived Homes Series Chinook; Arrived Homes Series Ellen; Arrived Homes Series Felix; Arrived Homes Series Oscar

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On October 23, 2023, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on October 24, 2023 and is expected to be paid on October 25, 2023. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated July 10, 2023 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
100	0.09
101	0.06
Abbington	0.06
Amber	0.06
Apollo	0.08
Aster	0.05
Avebury	0.09
Avondale	0.10
Badminton	0.05
Bandelier	0.07
Baron	0.07
Basil	0.13
Bayside	0.15
Bazzel	0.05
Bedford	0.16
Belle	0.07
Belvedere	0.11
Blossom	0.10
Bonneau	0.07
Brainerd	0.11
Braxton	0.13
Brennan	0.06
Brooklyn	0.09
Burlington	0.07
Butter	0.11
Camino	0.13
Cawley	0.10
Centennial	0.11
Chaparral	0.20
Chelsea	0.12
Chester	0.06
Chickamauga	0.08
Chitwood	0.09
Clover	0.13
Coatbridge	0.10
Collier	0.07
Collinston	0.06
Conway	0.05
Cove	0.11
Creekside	0.13
Creekwood	0.06
Cumberland	0.12
Cupcake	0.21
Cypress	0.06
Daisy	0.11
Davidson	0.07
Dawson	0.08
Dewberry	0.12
Diablo	0.06
Dogwood	0.10
Dolittle	0.10
Dolly	0.05
Dops	0.12
Dorchester	0.07
Dunbar	0.05
Eagle	0.12
Eastfair	0.14
Elevation	0.05
Ella	0.11
Elm	0.08
Emporia	0.08
Ensenada	0.10
Falcon	0.12
Felix	0.10
Fenwick	0.10
Folly	0.07
Forest	0.05
Foster	0.12
Gardens	0.12
Goose	0.14
Grant	0.10
Greenhill	0.12
Gretal	0.08
Grove	0.07
Hadden	0.15
Hansard	0.12
Hansel	0.08
Harrison	0.06
Heritage	0.07
Heron	0.08
Highland	0.07
Hines	0.08
Holcomb	0.07
Holland	0.07
Hollandaise	0.09
Holloway	0.15
Inglewood	0.06
Jack	0.07
Jake	0.05
Jefferson	0.12
Jill	0.08
Johnny	0.06
June	0.07
Jupiter	0.07
Kawana	0.11
Kennesaw	0.06
Kenny	0.05
KerriAnn	0.06
Kessler	0.05
Kingsley	0.14
Kirkwood	0.07
Korin	0.13
Lallie	0.05
Lanier	0.09
Lannister	0.07
Latte	0.08
Lennox	0.17
Lierly	0.23
Lily	0.05
Litton	0.12
Longwoods	0.09
Lookout	0.07
Loretta	0.05
Louis	0.09
Louise	0.13
Lovejoy	0.10
Luna	0.16
Lurleen	0.14
Madison	0.06
Mae	0.11
Magnolia	0.07
Malbec	0.16
Mammoth	0.08
Marcelo	0.11
Marie	0.13
Marietta	0.09
Marple	0.11
Martell	0.11
Mary	0.10
Matchingham	0.18
McGregor	0.08
McLovin	0.10
Meadow	0.07
Mimosa	0.13
Mojave	0.15
Murphy	0.16
Mycroft	0.11
Nugget	0.07
Odessa	0.05
Olive	0.05
Oly	0.09
Onyx	0.10
Osprey	0.07
Otoro	0.09
Patrick	0.10
Peanut	0.10
Pearl	0.09
Pecan	0.20
Piedmont	0.06
Pinot	0.15
Pioneer	0.06
Plumtree	0.25
Point	0.09
Porthos	0.11
Quincy	0.06
Redondo	0.08
Regency	0.13
Reginald	0.06
Reynolds	0.08
Ribbonwalk	0.07
Richardson	0.10
Ritter	0.06
River	0.17
Riverwalk	0.08
Rooney	0.07
Roseberry	0.11
Rosewood	0.06
Roxy	0.06
Saddlebred	0.06
Saint	0.12
Sajni	0.12
Salem	0.14
Salinas	0.11
Saturn	0.06
Scepter	0.07
Sequoyah	0.10
Shallowford	0.08
Shoreline	0.13
Sigma	0.09
Simon	0.10
Sims	0.10
Soapstone	0.18
Sodalis	0.07
Spencer	0.15
Splash	0.19
Spring	0.09
Stonebriar	0.07
Sugar	0.08
Summerset	0.05
Sundance	0.09
Sunnyside	0.14
Swift	0.08
Taylor	0.07
Terracotta	0.12
Tulip	0.08
Tuscan	0.05
Tuscarora	0.10
Tuxford	0.08
Vernon	0.09
Walton	0.06
Weldon	0.07
Wellington	0.09
Wentworth	0.19
Wescott	0.05
Westchester	0.14
Wildwood	0.08
Willow	0.09
Wilson	0.09
Windsor	0.18
Winston	0.11
Wisteria	0.10

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 23, 2023.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer